Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

September 26, 2023

Re: Allkem Livent plc
Registration Statement on Form S-4
Filed July 20, 2023 (Filing Date July 21, 2023)
File No. 333-273360

Ms. Julie Sherman
Ms. Jane Park
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3628

Dear Ms. Sherman and Ms. Park:

On behalf of our client, Allkem Livent plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated August 21, 2023. In addition, the Company has amended the Registration Statement and is filing Amendment No. 1 to its Registration Statement (the “Amended Registration Statement”) and Amendment No. 2 to its Registration Statement (solely for the purposes of filing certain technical report summaries as exhibits, which could not be filed with the Amended Registration Statement due to their size) on the date hereof. As discussed with Ms. Park on August 21, 2023, the Amended Registration Statement includes the mining property disclosure of Allkem Limited (“Allkem”) pursuant to Regulation S-K Subpart 1300, and the Amended Registration Statement and Amendment No. 2 to the Registration Statement contain the related technical report summaries as exhibits.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the locations in the Amended Registration Statement where the revised language addressing particular comments appear. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4 filed July 21, 2023

Questions and Answers About the Transaction and the Livent Special Meeting, page 1

1.
Please revise the Q&A on page 4 to briefly summarize and quantify, as applicable, the interests Livent’s directors and officers have in the transaction. We note the disclosure of the aggregate benefit of unvested RSUs held by non-employee directors on page 22 and the chart for named executive officers beginning on page 105. Provide information regarding all of the holdings, not only the unvested RSUs, for both executive officers and directors.

Response: In response to the Staff’s comment, the Company has (i) revised the Q&A disclosure on page 4 of the Amended Registration Statement to summarize and quantify the interests that the directors and executive officers of Livent Corporation (“Livent”) have in the transaction and (ii) revised the disclosure on pages 24, 109, 110, 142 and 143 of the Amended Registration Statement to include additional information regarding the equity incentive awards held by Livent’s directors and executive officers. The Company notes that Livent’s three named executive officers are Livent’s only executive officers.

Summary, page 16

2.
Please clarify the meaning and significance of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain or describe, as appropriate, lithium carbonate, butyllithium, lithium hydroxide, spodumene concentrate, tantalum, pegmatite, alluvial, fluvial, evaporite core, pyroxene, and Run of Mine.

Response: In response to the Staff’s comment, the Company has revised, as applicable, the glossary beginning on page iv of the Amended Registration Statement and the information under the captions “Summary,” “The Parties to the Transaction” and “Business Overview of Allkem” beginning on pages 17, 70 and 196, respectively, of the Amended Registration Statement to include the requested information in the appropriate context.

3.
We note references throughout the prospectus to Allkem’s “high-quality” products and assets and that the Olaroz lithium facility produces “high-quality” lithium carbonate chemicals for the battery, technical and chemical markets. For such statements regarding industry leadership, please substantiate your claims or remove such statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to remove references to “high quality” products and assets and to provide additional information regarding the quality and reliability of Allkem’s products.

4.
Please revise the summary on page 16 to provide additional information regarding the material aspects of the business of Livent Corporation and Allkem Limited. Please provide cross-references to the business disclosure for each. For example, clarify the potential or targeted uses or industries that use for the forms of lithium listed.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the captions “Summary” and “The Parties to the Transaction” beginning on pages 17 and 70, respectively, of the Amended Registration Statement to add certain material information about the respective businesses of Livent Corporation and Allkem Limited and has included cross-references to other sections of the Amended Registration Statement or the documents incorporated by reference therein, as applicable.

The Transaction and the Transaction Agreement, page 17

5.	Please amend your disclosure on page 18 to include a diagram of the post-merger transaction ownership structure of NewCo that includes the ownership percentages of the relevant parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Registration Statement to include the ownership percentages of the relevant parties in the diagram of the post-merger transaction ownership structure of NewCo.

Regulatory Approvals, page 23

6.
We note your disclosure on pages 23 and 113 that the transaction is “subject to CFIUS jurisdiction” and that the “closing conditions relating to applicable filings or clearances under CFIUS laws in the U.S. will also need to be satisfied or waived in order for the transaction to be consummated.” Please revise to clarify that CFIUS approval is a condition to the consummation of the transaction and disclose, where applicable, the potential effects on the merger transaction if you do not receive CFIUS approval.

September 26, 2023	2

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 124 of the Amended Registration Statement to clarify that CFIUS approval is a condition to the consummation of the transaction and the potential effects on the merger transaction if CFIUS approval is not received. The Company has also revised the disclosure on pages 25 and 124 of the Amended Registration Statement to indicate that CFIUS approval was received on August 28, 2023 and, therefore, the closing condition related to CFIUS approval has been satisfied.

Conditions That Must Be Satisfied or Waived for the Transaction to Occur, page 24

7.
Please revise the first bullet point on page 24 to further explain or clarify the condition that “the closing of the merger shall be capable of occurring, and would reasonably be expected to occur, as promptly as practicable following the scheme implementation.” It is unclear from this disclosure what my trigger this condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 160 of the Amended Registration Statement to clarify how this condition would be satisfied.

Risks Related to Tax Matters, page 47

8.
In the risk factor on pages 47-48, you address Section 7874 and state that this transaction as a “potential third-country transaction.” Clarify the degree of uncertainty regarding whether this transaction is a third-country transaction and clarify the degree of risk with respect to the 60% ownership test.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amended Registration Statement to clarify the application of the 60% ownership test. The 60% ownership test, rather than the 80% ownership test, will apply in this case. The Company described the transaction as a “potential third-country transaction” and not a “third-country transaction” because the Treasury Regulations issued under section 7874 of the Code use the term “third-country transaction” to refer to transactions which, in addition to involving a “third country,” result in an ownership percentage of at least 60%, among other requirements. Because the ownership percentage in this case is expected to be below 60%, the transaction is not expected to be a “third-country transaction” as that term is used in the relevant Treasury Regulations. Moreover, as set forth on page 127 of the Amended Registration Statement (and subject to the caveats and conditions discussed therein), Davis Polk is providing its opinion that the merger and scheme will not result in the Company being treated as a domestic corporation under section 7874 of the Code.

9.
Please revise the risk factor on pages 49-50 to separate it into the risks you address, which appear to include both a general risk factor about potential future tax law changes, and a more specific risk addressing global tax reform, including Government of Jersey’s plans with respect to implementation of a minimum corporate tax and to whether it could apply to the company, given its intent to establish its tax residency in Ireland. Also disclose how this might affect the company as a tax resident of Ireland.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 of the Amended Registration Statement.

Risks Related to the Change in Jurisdiction, page 50

10.
Revise the risk factor beginning on page 50 to clarify the material differences in the rights of shareholders under Jersey law as compared to Delaware law, particularly regarding certainty and transparency, which you address in the risk factor heading.

September 26, 2023	3

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amended Registration Statement to clarify the material differences in the rights of shareholders under Jersey law as compared to Delaware law, particularly regarding certainty and transparency.

Livent Proposals, page 73

11.
Please revise the disclosure in Proposals 2-5, beginning on page 73, to further specify with respect to each what the shareholders are being asked to approve. For example, your outline of the compensation of Livent officers and directors that shareholders are being asked to approve provides a cross-reference to the discussion of the merger agreement, which cross-references other disclosure in the document. The multiple references render the disclosure unclear. Revise Proposal 2 to specify in that disclosure the compensation resulting from this transaction for Livent’s officers and directors that is subject to approval. Refer to Item 5(a) of Schedule 14A. Similarly, for proposals 3-5, revise to disclose the prior provision and how it will change. The cross-references to the relevant new provision in the NewCo articles of association do not sufficiently specify what shareholders are being asked to approve.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 78 of the Amended Registration Statement to further specify with respect to each of Proposals 2 through 5 what shareholders are being asked to approve.

The Transaction
Background of the Transaction, page 77

12.
We note your disclosure on page 77 that on February 24, 2022, the Livent Board reviewed potential growth opportunities and strategic options, including “possible combinations with other companies” and discussed a possible stock-for-stock merger of equals transaction with Allkem. Please expand your disclosure of the “other companies” the Livent Board considered and discuss any selection criteria the Livent Board used to assess such possible combinations. Please also revise to describe how and by whom Allkem was identified as a potential target for a merger of equals transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 83 of the Amended Registration Statement.

13.	Please revise to clarify the roles of the various advisors with respect to each company, including each company’s multiple financial advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84-85 of the Amended Registration Statement to clarify the roles of the various advisors with respect to each company.

14.
We refer to your disclosure on page 78 that Goldman Sachs had initially assisted Livent with aspects of the potential transaction and had provided an overview of equity flowback considerations, but ultimately engaged Gordon Dyal as its financial advisor. Please expand your disclosure relating to the Goldman Sachs’ analysis and the scope of their assistance. Clarify whether Goldman Sachs had any role in the identification or evaluation of Allkem, and its involvement, if any, in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84-85 of the Amended Registration Statement. As clarified in the Company’s revised disclosure, Livent’s management identified Allkem as a potential target and Goldman Sachs and Gordon Dyal & Co. did not play a significant role in this respect. Goldman Sachs did not play a role in preparing the disclosure or information underlying the disclosure in the Amended Registration Statement.

September 26, 2023	4

15.
Please revise this section to provide more detail regarding the topics discussed, the relevant positions of each party and how these topics influenced the terms of the transaction. By way of example only, we refer to the call between Mr. Graves and Mr. Perez de Solay on April 21, 2022 regarding the potential terms, timing and structure of the transaction and the continued discussions on June 28, 2022 of the status of the financial models used to value the two companies and the ownership percentages.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83-91 of the Amended Registration Statement to provide more detail regarding the topics discussed, the relevant positions of each party and how these topics influenced the terms of the transaction.

16.
You disclose that Livent and Allkem exchanged financial projections on May 15, 2022, which were subsequently discussed on a videoconference call on June 16, 2022. We also refer to your disclosure that updated financials were exchanged between Livent and Allkem on March 13 and March 14, 2023. Please revise to address the following:

•	specify who prepared the financial projections;
•	discuss what consideration the Livent and Allkem management teams gave to the financial projections on the June 16, 2022 call;
•	describe the projected financials and any material changes between the financials exchanged in May 2022 and March 2023;
•
discuss the consideration the Livent and Allkem boards gave to obtaining the updated projections, the timeframe for the selection of the projections and the reliability of the projections and underlying assumptions related to the later years presented; and

•
clarify the reasons for which the projections were prepared, such as whether the projections were solely prepared in connection with the respective boards of directors’ evaluation of the transaction or whether they were also used as part of Gordon Dyal’s preparation of a fairness opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 86 and 89 of the Amended Registration Statement.

17.
We refer to the various calls and meetings held by the Livent and Allkem Boards and their respective financial advisors and representatives to discuss the valuations of the two companies and ownership percentages in the combined company starting on May 26, 2022 through May 1, 2023. Please revise your disclosure in this section to describe how each of the Livent and Allkem boards arrived at the proposed valuations and ownership percentages, including the methodology employed in reaching such valuations, the analysis and underlying assumptions of such valuations. Revise to clarify how the valuations, transaction structure, ownership percentages, transaction exchange ratio with the premium and board composition evolved during the course of negotiations, including the proposals and counter-proposals made during the course of the negotiations. By way of example only, we refer to the calls among the financial advisors on May 26, 2022, the discussion between Mr. Graves and Mr. Pérez de Solay on June 1, 2022, the Livent and Allkem board meetings on June 16, 2022 and July 7, 2022, respectively, and the meetings on July 8, 2022 between Mr. Brondeau and Mr. Rowley and April 10, 2023 between Mr. Coleman and Mr. Brondeau, the Livent board meeting on April 25, 2023 and the negotiations on May 1, 2023.

September 26, 2023	5

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85-93 of the Amended Registration Statement.

18.
We note your disclosure on page 81 that the Allkem Board determined in July 2022 that Livent’s proposed terms were not acceptable to the Allkem Board due to the lack of alignment on the terms and terminated discussions with respect to the potential discussion. Please disclose the deal terms by Livent in the proposal sent on July 10, 2022, including the valuation and compensation and elaborate on how the Allkem Board determined that there was a lack of alignment on such terms. Revise to discuss any changes between the deal terms proposed in March 2023 when the two companies re-engaged negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amended Registration Statement.

Opinion of Livent’s Financial Advisor, page 88

19.
Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board’s decision to approve the merger agreement and the transactions contemplated thereby.

Response: In response to the Staff’s comment, we have sent the relevant materials to the Staff under a separate cover that includes a request for confidential treatment.

Certain Unaudited Prospective Financial Information, page 94

20.
We see that you have provided projections of estimated annual revenues for the years ended December 31, 2023 through 2032. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. Please also specifically discuss your ability, and the related limitations with, projections as far as 10 years out. We refer you to the Commissions guidance regarding projections provided in Item 10(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the caption “Unaudited Prospective Financial Information—Certain Limitations on the Forecasts” beginning on page 103 of the Amended Registration Statement to provide more specific assumptions regarding the basis for its projections and the limitations regarding its ability to provide long-dated projections.

21.
We also see that you present Adjusted EBITDA and Unlevered Cash Flow. The presentation of projections that include a non-GAAP financial measures should include a clear definition or explanation of the measure, a description of the GAAP financial measure to which it is most closely related, and an explanation why the non-GAAP financial measure was used instead of a GAAP measure. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amended Registration Statement.

22.
Further, we see that you present two different projections for Allkem, Case A and Case B. Please more fully describe the underlying differences so investors may better understand the related scenarios and uncertainties.

September 26, 2023	6

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended Registration Statement.

23.
Please revise this section to disclose all material projections, forecasts and synergies for Allkem and Livent that were prepared for or considered by the Board or the financial advisor in reaching their respective recommendations. For example, we note on page 94 that projections were prepared for Livent extending to 2062 and for Allkem extending to 2067; however, you have not disclosed projections extending past 2032. Finally, please revise the headings on pages 94 and 97 and the introduction on page 100 to clarify that you have disclosed all material projections, synergies, and underlying assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103-109 of the Amended Registration Statement to disclose all material projections, forecasts and synergies for Allkem and Livent that were prepared for or considered by the Livent Board or its financial advisor, and has also revised the headings accordingly.

24.
Please remove your statements on pages 95-97 cautioning investors not to rely on prospective financial information, estimates and assumptions, that the information is speculative, as it is inappropriate to disclaim responsibility for disclosure appearing in your prospectus. In particular we note the disclaimers in bold text on these pages.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Allkem has indicated, based on advice from Allkem’s Australian counsel, that the prospective financial information presented in the proxy statement/prospectus does not comply with Australian regulatory requirements applicable to the disclosure of such forward-looking information and that the disclosure of the prospective financial information to Allkem shareholders in connection with the scheme would contravene applicable Australian law. The Australian disclosure requirements in connection with the scheme will be addressed in the scheme booklet of Allkem, which will not include the prospective financial information. Accordingly, the Company has revised the disclosure on page 103 of the Amended Registration Statement to indicate the foregoing and that Allkem shareholders must rely on the scheme booklet, and not on the proxy statement/prospectus, in connection with the scheme. The Company has otherwise removed all statements cautioning investors not to rely on the prospective financial information from the Amended Registration Statement.

25.
We note the Livent Board considered the unaudited projected financial information for Livent and Allkem and also refer to your presentation of Case A and Case B projections for Allkem’s forecasts. Please expand your disclosure to address how the Board determined the reasonableness of the projections, whether and to what extent the Board considered alternative scenarios or assessed the probability of achieving the projected results. When addressing the reasonableness of the projections, please address what consideration the Board gave to the reasonableness of the projections given the significant length of the projections and the fact, as noted on page 97, that “such information by its nature becomes less predictive with each successive year.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 103-108 of the Amended Registration Statement.

September 26, 2023	7

26.
We refer to your Projected Synergies forecast on page 101. Please expand your disclosure relating to the adjustments that Livent’s management made to reflect Livent’s Adjusted Allkem Forecasts, and discuss the benefits referenced in “Operating Model Integration Savings.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108-109 of the Amended Registration Statement.

27.
On page 96, please revise to clarify the explanation that “[t]he Forecasts, pricing, and discount rates presented are on a real basis (adjusted for inflation), based on current observed market estimates,” with the disclosure in the following paragraph that “[t]he Forecasts . . . reflect inputs, assumptions, estimates and judgements as to future events made or used by Livent’s management that it believed were reasonable at the time the Forecasts were prepared” and “[s]ome or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the Forecasts were prepared” and that “The Forecasts do not take into account any circumstances or events occurring after the date that they were prepared” and similar statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amended Registration Statement to clarify the meaning of “real basis,” i.e., adjusted at the time they were prepared for inflation. The Company respectfully notes that in its view, this is consistent with the other statements referenced therein, as such statements speak to Livent management’s view that the inputs used in the Forecasts were reasonable at the time the Forecasts were prepared, and that if Livent’s management were to recast the Forecasts today, they may take a slightly different view with respect to the assumptions should circumstances have changed.

Accounting Treatment, page 113

28.
We see your disclosure regarding your analysis of the accounting for the transaction and the accounting acquirer. We do not see how you included the fact that Allkem’s current Chairman, Mr. Peter Coleman, will serve as Chair of the NewCo board of directors is factored in to your analysis. Please provide us with your full comprehensive analysis as to how you determined the accounting acquirer.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, for accounting purposes, Allkem and Livent were each determined to be a business, and accordingly we applied the guidance in Accounting Standards Codification (ASC) 805 (Business Combinations), to identify the accounting acquirer. Pursuant to ASC 805-10-55-10, we first considered the guidance in the General Subsections of ASC Subtopic 810-10 (including 15-8, 25-1, 25-5, 25-6, 25-11 and 25-13), and since applying that guidance did not clearly indicate which of the combining entities is the acquirer, we further considered the factors in ASC paragraphs 805-10-55-11 through 55-15 in making the determination. Since ASC 805 does not generally specify a hierarchy or weight to place on each fact and circumstance associated with the assessment, we used significant judgment. We considered indicia of control including: relative voting rights in the combined entity and the differential between ownership levels of former Allkem shareholders compared with former Livent stockholders; existence of a large minority voting interest; composition of the board of directors and whether decisions will be made at the shareholder level or at the board level; composition of senior management; terms of the exchange of equity interests; relative size of the combining entities; the party that initiated the combination; and other pertinent facts and circumstances. Our analysis of these factors is summarized below. The Company has also revised the disclosure on page 125 of the Amended Registration Statement to, among other things, clarify that, as Chair of NewCo’s board of directors, Mr. Coleman will not have any special voting rights or the ability to affect the voting powers of other NewCo directors.

September 26, 2023	8

Consideration of factors in ASC 805-10-55-11 to 55-15

Given the diffuse nature of the shareholder group and shared power on NewCo’s board of directors that makes significant decisions on the shareholders’ behalf, applying the guidance in ASC 810 did not clearly indicate which of the combining entities is the accounting acquirer, so we further considered factors in ASC 805, as discussed below.

ASC 805-10-55-11 Business combinations effected primarily by transferring cash or other assets or by incurring liabilities
The acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The transaction is a stock-for-stock transaction, with no transfers of cash or other assets and no incurrence of liabilities. Accordingly, we determined that this factor is not applicable.
ASC 805-10-55-12 Business combinations effected primarily by exchanging equity interests

The acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:
ASC 805-10-55-12(a) The relative voting rights in the combined entity after the business combination
The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
NewCo will only have one class of shares with respect to voting rights. There are no anticipated earn-outs or similar arrangements that could be dilutive to the day one allocation of either side. Calculations to determine exchange ratio are performed on a fully diluted share basis for both companies (considering shares issued and outstanding as well as dilutive RSUs, PSUs, in-the-money stock options, and convertible debt outstanding). This results in an anticipated post- combination split, on a fully diluted basis, of former Allkem shareholders owning approximately 56% of voting rights in NewCo and former Livent stockholders owning approximately 44% of voting rights in NewCo.

Conclusion: This indicator tends to suggest that Allkem is the accounting acquirer, given that the majority of voting rights in NewCo will be held by Allkem shareholders as a group.
ASC 805-10-55-12(b) The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.
The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
We initially evaluated Allkem’s and Livent’s shareholders of record around the time of announcement of the transaction and continue to monitor the composition of shareholders. We noted that the population of shareholders was large and diffuse, and there were no significant concentrations of holdings in a single shareholder or organized group of shareholders (and the same is anticipated to be the case for the combined entity). As of September 6, 2023, Allkem and Livent had 49,697 and 2,184 shareholders of record, respectively (which does not include holders in “street name”, via nominees, or maintained by depository trust companies). Persons beneficially owning more than 5% of outstanding Livent shares as of September 6, 2023 were comprised of two institutional firms whose holdings are spread amongst multiple underlying sub-funds. The beneficial owner of more than 5% of outstanding Allkem shares as of September 6, 2023 was Toyota Tsusho Corporation (a joint venture partner in Allkem’s Olaroz and Naraha projects), which held 39.3 million shares of Allkem shares and is anticipated to own approximately 3% of NewCo upon completion of the merger.

September 26, 2023	9

Conclusion: The combined entity will have a diffuse shareholder base without any significant minority holder or group concentrations, and it cannot be presumed that the shareholders will vote as a block given the dispersion over a large number of holders. Accordingly, we determined this indicator is neutral to the analysis and not determinative of the accounting acquirer.
ASC 805-10-55-12(c) The composition of the governing body of the combined entity
The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
The Transaction Agreement specifies that, upon the consummation of the transaction, NewCo’s board of directors will be split 50/50, with an equal number of directors nominated by both Allkem and Livent. Pursuant to the Transaction Agreement, the Chair of the Allkem Board (Peter Coleman) will become the initial Chair of the NewCo board of directors, the CEO of Livent (Paul W. Graves) will become the initial CEO of NewCo and also a director of NewCo, Allkem designees will head the Audit and Compensation Committees, and Livent designees will head the Nominating and Corporate Governance and Sustainability Committees. Under NewCo’s Articles of Association, each director’s vote (including the Chair) has equal weight in all instances (including voting ties), with matters for board of directors approval requiring a majority vote of quorum present. Any resolutions will fail if there is a deadlock. All directors will be re-elected annually at Annual General Meetings.
Conclusion: Accordingly, we determined that this indicator was neutral, due to 50/50 board of directors representation and dispersion of voting rights, and not determinative of the accounting acquirer.
ASC 805-10-55-12(d) Composition of the senior management of the combined entity
The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
Composition of initial senior management identified in the Transaction Agreement specifies that the CEO and CFO of Livent (Paul W. Graves and Gilberto Antoniazzi, respectively) will continue as the CEO and CFO of NewCo. In addition, the parties have determined that the General Counsel of Livent, Sara Ponessa, will continue as the General Counsel of NewCo. These three members of management are expected to constitute all of NewCo’s executive officers.
Apart from the aforementioned executive officers, Livent and Allkem have also selected appointees for key senior leadership team positions at NewCo, across the combined company’s key commercial, operational and capital deployment functions. These additional leadership team appointees were selected for their expertise, experience and knowledge of Livent’s or Allkem’s respective businesses that, in the opinion of the companies’ respective management teams, is necessary to perform such functions effectively given the size, geographic scope and scale of the combined business, and accordingly are balanced among Livent and Allkem personnel.
NewCo’s Articles of Association provide that its board of directors elects officers of NewCo, which shall be a CEO, one or more vice presidents, a secretary, a treasurer and a controller, and the board of directors or the CEO may appoint such other officers, including one or more assistant secretaries, assistant treasurers and assistant controllers as either of them shall deem necessary. Under Bailiwick of Jersey law, the CEO (who is also a director) is not required to recuse himself from any votes regarding appointment or termination of any officers of NewCo, including the CEO. Consequently, the ability of the board of directors to determine senior management of the combined entity after the closing remains at 50/50 representation from both Allkem and Livent.

September 26, 2023	10

Conclusion: Accordingly, given that all of Livent’s executive officers, including its current CEO, CFO and General Counsel, will continue in the same roles for NewCo, this factor indicates that Livent is the accounting acquirer.
ASC 805-10-55-12(e) Terms of the exchange of equity interests
The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.
The agreed exchange ratio provides that Allkem shareholders will receive one NewCo share for each Allkem share owned, and Livent stockholders will receive 2.406 NewCo shares for each Livent share owned. This implies a premium from Livent to Allkem shareholders of approximately 14%, measured as the difference between the agreed Merger Exchange Ratio and the implied merger exchange ratio based on the relative prices of Allkem Shares and Livent Shares, using volume weighted average share prices of each company over the one month from April 10, 2023 to May 9, 2023 (the day immediately prior to the date of the Transaction Agreement). The premium is calculated assuming Allkem shareholders contribute their shares to the merged entity at an implied price of A$13.54 per share, calculated using the Livent one month volume weighted average price over the same period of US$21.81, the agreed exchange ratio of 2.406 NewCo shares per Livent share, and the average of the daily USD:AUD foreign exchange rates over the period.
Conclusion: Accordingly, given that the transaction exchange ratio implies a premium paid to Allkem shareholders, this factor indicates that Livent is the accounting acquirer.
ASC 805-10-55-13 Relative size of the combining entities

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.
We considered certain metrics for both Allkem and Livent as at and for the 12 months ended December 31, 2022, as well as market capitalization as of May 5, 2023. We noted that Allkem is larger than Livent based on US GAAP carrying values of revenues, net income, assets and equity:

US$ in millions	Allkem	Livent
Revenue	$1,122.1	$813.2
Net income	$470.6	$273.5
Assets	$4,822.0	$2,074.2
Equity	$3,248.7	$1,443.0

However, relative size of the two companies is not significantly different on a fair value basis. Market capitalization immediately preceding announcement of the transaction was $5,556 million and $5,076 million for Allkem and Livent, respectively.
Big 4 accounting guidance, by analogy to SPACs or combinations of more than two entities, suggests that relative size evaluation should be based on carrying values, but also on fair value when it is more meaningful under the facts and circumstances. For example, Ernst & Young’s Financial Reporting Developments publication on accounting for business combinations under ASC 805 states:
“When considering whether one of the combining companies’ assets, revenues, and earnings significantly exceed those of the others, the relative asset sizes should be assessed on the basis of precombination carrying amounts. In some situations, evaluating the combining entities’ relative asset sizes on the basis of their fair values may be appropriate (e.g., if that analysis would provide more meaningful information).”

September 26, 2023	11

We believe that the guiding principle behind the transaction as a merger of equals, along with fair values driving the exchange ratio, supports consideration of fair value as being appropriate.
Conclusion: Based on the foregoing, this factor suggests Allkem is the accounting acquirer if considering GAAP carrying values, but is closer to neutral to when considering relative fair values in the merger of equals.
ASC 805-10-55-14 Who initiated the combination?

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.
As described in detail in the Amended Registration Statement under the caption “The Transaction—Background of the Transaction,” Livent initiated the combination after reviewing potential growth opportunities to enhance shareholder value, first approaching Allkem in March 2022 and engaging in discussions that terminated in July 2022 and then gauging Allkem’s interest to re-engage in October 2022 with both companies re-engaging in the first quarter of 2023.
Conclusion: Based on the foregoing, this factor indicates that Livent is the accounting acquirer.
ASC 805-10-55-15 Formation of a new entity to effect a business combination
A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Two individuals are the shareholders of NewCo, each holding one share. Although NewCo is the legal acquirer, we believe that it lacks economic substance for purposes of determining the accounting acquirer under GAAP because it will only be issuing shares to effect the business combination, it is not a corporate joint venture, it has no substantive pre-combination assets, operations or activities and has not had ownership in either Allkem or Livent before the transaction.
Conclusion: Based on the foregoing, we determined that NewCo is not the accounting acquirer.
Other pertinent facts and circumstances
◾	NewCo name - to be finally named at a later date before closing. Conclusion: Neutral.
◾
Headquarters location – Livent is headquartered in Philadelphia, PA. Allkem has offices in Brisbane and Perth, Australia and a head office in Buenos Aires, Argentina. NewCo, while incorporated in the Bailiwick of Jersey with its tax residency in Ireland, will have its operational headquarters in North America (at a location to be determined at a later date before closing). Conclusion: Neutral.

◾
Stock exchange listing – Livent is currently listed on the New York Stock Exchange (NYSE). Allkem is dual listed on the Australian Securities Exchange (ASX) and the Toronto Stock Exchange (TSX). NewCo shares are expected to have greater liquidity for investors through a primary listing on the NYSE and maintaining a foreign exempt listing on the ASX via the issuance of Chess Depository Instruments (“CDIs”) to Allkem shareholders. Conclusion: This factor tends to indicate that Livent is the accounting acquirer, given Livent’s experience operating as a U.S. publicly-traded company listed on the NYSE (also see Index Inclusion below).

◾
Index Inclusion – The Transaction Agreement contemplates that NewCo will seek inclusion in key U.S. indices and pro-rata CDI inclusion in the S&P/ASX 200 index. This was among the significant value drivers negotiated in the transaction. Livent believes that NewCo’s headquarters location, NYSE listing, and Livent’s experience operating as a U.S. publicly- traded company are all highly important to the desired U.S. index inclusions. Conclusion: This factor tends to indicate that Livent is the accounting acquirer.

September 26, 2023	12

Summary conclusion
After considering the totality of all pertinent facts and circumstances, Livent was identified as the accounting acquirer based primarily upon the following considerations:
•	NewCo is a shell company and was formed in contemplation and for the purpose of completing the transaction, and so it lacks economic substance to be the accounting acquirer;
•	Livent initiated the negotiation of the transaction;
•
the executive officers of Livent are expected to continue as the executive officers of NewCo; the Chief Executive Officer, the Chief Financial Officer and the General Counsel of Livent will continue as the Chief Executive Officer, Chief Financial Officer and the General Counsel, respectively, of NewCo;

•	Under the NewCo Articles of Association, on a go-forward basis the CEO will have the authority to select NewCo’s officers other than those required to be elected by the NewCo board of directors;
•
There was an implied premium of approximately 14% (measured as the difference between the agreed Merger Exchange Ratio and the implied merger exchange ratio based on the relative prices of Allkem Shares and Livent Shares, using volume weighted average share prices of each company over one month from April 10, 2023 through May 9, 2023, the day immediately prior to the date of the Transaction Agreement) to Allkem shareholders;

•
Notwithstanding that former Allkem shareholders will own approximately 56% of the NewCo Shares (either directly or through CDIs) compared to former Livent stockholders owning approximately 44%, on a fully diluted basis:

o	the shareholders of NewCo will be diffuse with no holder or group of holders having a significant voting or minority ownership, and
o
the NewCo board of directors representing the shareholders will be split evenly with an equal number of nominees from each of Livent and Allkem, each of whom (including the Chair, Peter Coleman) will have equal voting rights, and any matters on which the NewCo board of directors is deadlocked will not be approved; and

•
Livent had a similar total market capitalization to Allkem prior to the announcement of the transaction, notwithstanding Allkem’s larger size in terms of carrying values of assets, earnings and revenues currently.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 115

29.
We note your statement that either the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code or the merger and the scheme should qualify as an exchange described in Section 351(a) of the Code, and that the disclosed tax consequences assume that the merger or the merger and the scheme, taken together, so qualifies. While it is permissible for the tax opinion to use “should” rather than “will” whenever there is significant doubt about the tax consequences of the transaction, please explain why counsel providing the opinion cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please clearly state that the conclusion is the opinion of counsel and remove statements that “generally” certain tax consequences will apply or assume material tax consequences at issue (e.g., “intended to qualify,” and “assuming” the merger qualifies as a reorganization or the merger and scheme qualify as an exchange). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 33 and 50 of the Amended Registration Statement.

September 26, 2023	13

30.
We note the disclosure on page 116 that the tax opinion includes the opinion that “ the merger and scheme will not result in NewCo being treated as a ‘surrogate foreign corporation’ within the meaning of Section 7874(a)(2)(B) of the Code or a ‘domestic corporation’ pursuant to Section 7874(b) of the Code.” On page 118, you state, “It is not a condition to the scheme implementation that Davis Polk or Sidley Austin deliver an opinion addressing the Intended Section 7874 Tax Treatment.” Please confirm that the tax opinion will include the opinion with respect to Section 7874 of the Code, as the tax consequences are described in the proxy statement/prospectus and are material. Refer to Section III.A. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company confirms that it will receive an opinion addressing the Intended Section 7874 Tax Treatment in connection with the filing of the proxy statement/prospectus. Please see page 127-128 of the Amended Registration Statement. While this opinion will be provided in connection with the filing of the proxy statement/prospectus, receipt of this opinion is not a condition to the scheme implementation under the Transaction Agreement, as the disclosure explains.

Unaudited Pro Forma Condensed Combined Financial Information Note 4, page 168

31.
Please explain to us why no estimated purchase price allocation has been made to identified intangible assets such as customer lists and relationships, trade names, patents and technology, etc. Specifically address any intangible assets specifically referenced in the Transaction Agreement or schedules thereto. We may have further comment.

Response: In response to the Staff’s comment, we respectfully inform the Staff that in connection with the transaction, certain intangible assets were identified to potentially be included in the purchase price allocation. Specifically, these assets were trade names/trademarks, developed technology/intellectual property (e.g., patents, software), and customer relationships. However, based on discussions that took place between Livent and Allkem, as well as due diligence that was performed, these assets were ultimately not valued based on the factors noted below.

Trade names/trademarks

Allkem has certain trade names/trademarks (e.g., Allkem, Galaxy, Olaroz) that it uses in connection with its operations. However, since Allkem sells commoditized products with limited ability to charge a premium over the market price, any trade names/trademarks are not viewed to be a critical determinant in the purchasing decision of customers. In addition, as the transaction is a merger of equals, the combined company is expected to be rebranded immediately upon closing of the transaction, which also happened when Orocobre Limited and Galaxy Resources Limited merged to form Allkem in August 2021. Accordingly, as this asset is unlikely to have more than nominal value, if any, it was not valued as part of the purchase price allocation.

Developed technology/intellectual property

Although Allkem owns certain patents, they are not considered to be a major input that is utilized to produce/create Allkem’s products. In addition, the software Allkem uses to conduct business is sourced from third parties and not internally developed. Therefore, as this asset is unlikely to have more than nominal value, if any, it was not valued as part of the purchase price allocation.

Customer relationships

As Allkem sells commoditized products under relatively short-term contracts, price plays the primary role in customer purchasing decisions; thus, making it difficult to develop customer loyalty through the establishment of long-term relationships. Additionally, if Allkem’s customers were not currently in place, it was viewed that it would take minimal time to re-obtain them. As such, it was determined that any value attributable to this asset would be nominal and it was not subsequently valued as part of the purchase price allocation.

September 26, 2023	14

Overall, the resulting allocation of assets with the majority of the purchase price being attributed to mineral rights was considered to be reasonable based on the nature of Allkem’s business, the industry within which it operates, and prior Allkem transactions. It is further noted that use rights such as mineral rights are unique in that they may have characteristics of both tangible and intangible assets. Although accounted for as a tangible asset, the mineral rights were valued similarly to an intangible asset under the excess earnings method, as they were deemed to be the primary assets of Allkem’s business given they are the assets of Allkem that have significant importance to the business relative to other assets and are a key business driver from an economic perspective (e.g., cash flows).

Business Overview of NewCo
Overview of NewCo, page 176

32.
Please tell us how your presentation of these non-GAAP measures complies with Item 10(e) of Regulation S-K. As part of your response, specially address the fact that you do not reconcile your non-GAAP measures to a GAAP measure.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the non-GAAP performance measures for the combined business, including their reconciliation to Pro Forma Net Income from Continuing Operations and the adjustments described on pages 190 and 191 of the Amended Registration Statement, are presented in compliance with Item 10(e) of Regulation S-K. In particular, the Amended Registration Statement does not present the non-GAAP measures with greater prominence than the closest measure calculated in accordance with Article 11 of Regulation S-X (as discussed below), and includes a reconciliation as well as an explanation of the adjustments. We note that the adjustments comprise those which Livent’s and Allkem’s respective management teams believe are not indicative of the underlying trends in their respective businesses from period to period and are presented in a manner consistent with the adjustments historically presented by Livent, the accounting acquirer in the transaction, to its investors, including in its Exchange Act filings.

The non-GAAP measures presented for the combined business, namely Pro Forma EBITDA and Pro Forma Adjusted EBITDA, have been reconciled to Pro Forma Net Income From Continuing Operations, which is presented in the Company’s Unaudited Pro Forma Condensed Combined Financial Information prepared in accordance with Article 11 of Regulation S-X. This is consistent with the Staff’s position taken in response to Question 101.05 of the Staff’s Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, excerpted below:

Question 101.05

Question: If reconciliation of a non-GAAP financial measure is required and the most directly comparable measure is a “pro forma” measure prepared and presented in accordance with Article 11 of Regulation S-X, may companies use that measure for reconciliation purposes, in lieu of a GAAP financial measure?

Answer: Yes. [Jan. 11, 2010]

The Company believes that the pro forma measures are the most directly comparable financial measures and it would not have been appropriate to reconcile these non-GAAP performance measures to a GAAP measure because Livent and Allkem report under GAAP and IFRS, respectively, and such GAAP and IFRS measures would not reflect pro forma accounting adjustments for the transaction as if it had been consummated on January 1, 2022, such as accounting policy differences, purchase price accounting or estimated transaction costs, which management believes are necessary to understand the presentation and calculation of Pro Forma EBITDA and Pro Forma Adjusted EBITDA.

September 26, 2023	15

Business Strategy, page 180

33.
We refer to your disclosure relating to the expected growth of NewCo’s lithium production capacity to reach approximately 250 kMT per annum of lithium carbonate equivalent by the end of 2027 compared to the estimated production capacity of approximately 90 kMT for the year ended 2023. Please expand your disclosure to discuss all material assumptions used to develop your 2027 projection, describe in greater detail how Livent and Allkem arrived at this projection and explain the different components of the growth pipeline reflected in the diagram on page 181.

Response: In response to the Staff’s comment, the Company has revised pages 194 and 195 of the Amended Registration Statement to disclose the material assumptions used to develop production capacity projections for the combined company.

Competition, page 186

34.
We refer to your disclosure on page 55 that some of Allkem’s competitors are larger, with “more favorable economies of scale, access to multiple lithium resources and greater market share.” Please expand your disclosure here relating to Allkem’s current competitors and clarify whether any of its competitors also operate in countries with a Free Trade Agreement with the United States and have established upstream operations and downstream capacities. Explain how Allkem distinguishes itself from its competitors with respect to the reliability and quality of its products, the management of its operating costs and prioritization of sustainability and safety.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 201-202 of the Amended Registration Statement.

Customers, page 186

35.
We note your disclosure on page 54 that Allkem derives a substantial portion of its revenue from a limited number of customers, and the loss of or significant reduction in the orders from a large customer could have a material adverse effect on its business. You also disclose on page 186 that Allkem has entered into certain long-term contracts with its customers that operate across the battery value chain and in industrial applications. Please expand your disclosure relating to Allkem’s key customers, including the types of industrial applications and jurisdictions its top customers operate in, the types of lithium concentrate and chemical products Allkem is producing for such customers, and the breakdown between domestic and overseas customers. Please revise to provide summary information regarding any long-term contracts Allkem may be dependent on, and if material, file the agreements as exhibits to the registration statement as required by Item 601(b)(10) of the Regulation S-K or explain to us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 201 of the Amended Registration Statement to expand upon Allkem’s key customers.

We respectfully advise the Staff that the Company believes that even though Allkem’s total revenue comes from a relatively small number of customers, there are no long-term contracts between Allkem and any of its customers on which Allkem is dependent to a material extent. In addition, the Company believes there are no such long-term contracts that are material to Allkem or will be material to the Company following the completion of the transaction. Allkem is party to contracts with more than one customer for each of its key products, resulting in no single such contract playing an outsized role. Further, these contracts have been made in the ordinary course of business of Allkem, as they are typical to the industry in which Allkem operates and ordinarily accompany the kind of business conducted by Allkem. Accordingly, the Company has not filed such contracts as exhibits to the Amended Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

September 26, 2023	16

Properties, page 194

36.
We refer to your disclosure of Allkem’s leased properties in Australia, Argentina, and Canada. Please revise to include file each material lease agreement as an exhibit or tell us why you believe each of the leases is not material. Refer to Item 102 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed Mining Lease 74/244, granted as of December 24, 2009, held by Galaxy Lithium Australia Pty Ltd, which governs all of Allkem’s current mineral extraction, production, mining and processing facilities at Mt Cattlin, as Exhibit 10.9 to the Amended Registration Statement. The Company provides a description of such lease agreement on page 216 of the Amended Registration Statement.

We respectfully advise the Staff that the Company believes that none of Allkem’s other lease agreements governing properties in Australia, Argentina, or Canada are material to Allkem or will be material to the Company following the completion of the transaction. Each of Allkem’s properties is governed by various lease agreements, concessions and other arrangements, many of which are of the type that ordinarily accompany the kind of business conducted by Allkem. Accordingly, no other single lease agreement of Allkem is material to the business or operations of Allkem based on quantitative or qualitative factors. Accordingly, the Company has not filed such other lease agreements as exhibits to the Amended Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

September 26, 2023	17

Material Individual Properties, page 197

37.
We note your disclosure of Allkem’s joint ventures with respect to the Olaroz lithium facility, Naraha lithium hydroxide plant and Mt Cattlin. Please expand your disclosure of the material terms of the joint venture agreements entered into with TTC, JEMSE and Traka, respectively, including each party’s rights and obligations, the duration of the agreement, the termination provisions, the aggregate amounts paid or received to date under such agreements and aggregate future potential milestone payments to be paid or received under such agreements, and a description of Stages 1 and 2 for each of Allkem’s operations, where applicable. Please also file the joint venture agreements as exhibits or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 198, 199 and 221 of the Amended Registration Statement to expand upon the descriptions of Allkem’s joint venture agreements with respect to the Olaroz lithium facility and the Naraha lithium hydroxide plant.  We additionally respectfully advise the Staff that Allkem is not party to a joint venture with respect to Mt Cattlin, and Traka Resources is a former—not current—joint venture partner.

We respectfully advise the Staff that the Company believes that Allkem’s joint venture agreements with respect to the Olaroz lithium facility and the Naraha lithium hydroxide plant have been made in the ordinary course of business of Allkem, as they are typical to the industry in which Allkem operates and ordinarily accompany the kind of business conducted by Allkem. Participants in the lithium industry—particularly those with mining and production operations similar to those of Allkem—frequently enter into joint venture arrangements with respect to resources, assets and projects for many reasons, including in order to share initial capital costs across two or more parties and manage their amounts of potential risk. These arrangements are common in the lithium industry, and most of Allkem’s competitors are parties to their own such arrangements.

Further, the Company believes that neither Allkem’s joint venture agreement with respect to the Olaroz lithium facility nor its joint venture agreement with respect to the Naraha lithium hydroxide plant are material to Allkem or will be material to the Company following the completion of the transaction. Regarding Olaroz, the Company estimates that less than 10% of the pro forma revenue and pro forma net assets of the combined company are attributable to the joint venture based on the financial information contained in the Amended Registration Statement, In addition, significant capital expenditures for Olaroz are not expected in the near term, with Stage 1 complete and Stage 2 commenced and well progressed, as described on page 220 of the Amended Registration Statement. Regarding Naraha, operations have yet to commence and the joint venture has contributed no dividends, distributions or other income to Allkem to date. Accordingly, the Company has not filed such joint venture agreements as exhibits to the Amended Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

38.
With respect to each property referenced in this section, please disclose the material terms of the royalty agreement with the respective governmental entity and/or royalty holder, as applicable. Please revise to expand your disclosure of the 8.5% interest the Jujuy provincial mining body (JEMSE) holds in the operating company of the Olaroz lithium facility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 221-222, 225 and 229 of the Amended Registration Statement to expand upon, where applicable, the descriptions of the relevant royalty agreements with governmental entities and royalty holders, as applicable, and the 8.5% interest the Jujuy provincial mining body (JEMSE) holds in the operating company of the Olaroz lithium facility.

***

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan
cc:
Paul W. Graves, President and Chief Executive Officer of Livent Corporation
Peter Coleman, Chairman of Allkem Limited
Sara Ponessa, General Counsel of Livent Corporation
John Sanders, Chief Legal Officer and Company Secretary of Allkem Limited
William H. Aaronson, Davis Polk & Wardwell LLP
Cheryl Chan, Davis Polk & Wardwell LLP
Brian J. Fahrney, Sidley Austin LLP
Joseph P. Michaels, Sidley Austin LLP

September 26, 2023	18